

Melody Pekarek

Administrative Assistant at TTC Oncology LLC

Minneapolis, Minnesota, United States · Contact info

4 connections

TTC Oncology LLC

University of Minnesota

Experience

Administrative Assistant
TTC Oncology LLC · Full-time
Aug 2014 – Present · 7 yrs 5 mos

Licensed Acupuncturist
Clear Holistic Therapies · Contract
May 2010 – Dec 2013 · 3 yrs 8 mos
Minneapolis, Minnesota, United States

Flight Attendant
Northwest Airlines/Delta Airlines · Full-time
May 1990 – May 2010 · 20 yrs 1 mo
Minneapolis, Minnesota, United States

Education

University of Minnesota
Bachelor of Arts - BA, Art History, Criticism and Conservation
1989